NOTICE OF SPECIAL EXERCISE
                                        OF
                         REDEEMABLE EXCHANGEABLE WARRANTS
                              (CUSIP No. 368145 11 6)
                                        OF
                           GAYLORD CONTAINER CORPORATION

                                                               April 28, 1995

To the Registered Holder of Gaylord Container
Corporation Redeemable Exchangeable Warrants:

     The purpose of this notice is to provide certain information to Registered Holders of the Redeemable Exchangeable Warrants (the "Warrants") of Gaylord Container Corporation (the "Company") issued pursuant to the Warrant Agreement (the "Agreeement") dated November 2, 1992 between the Company and Harris Trust and Savings Bank (the "Warrant Agent"). A copy of the Agreement is enclosed with this notice. As of April 28, 1995, there were 31,845,533 Warrants issued and outstanding.

     The Agreement provides that each Warrant is exercisable commencing on July 31, 1996 into one share of the Company's Class A Common Stock (the "Class A Common"). Section 18 of the Agreement allows each Registered Holder the opportunity to exercise a portion of such holder's Warrants earlier than July 31, 1996 pursuant to a special exercise on July 31, 1995 (the "Special Exercise"). This Special Exercise is available only to a Registered Holder of two or more Warrants as of June 30, 1995 who continues to hold such Warrants through July 31, 1995. Registered Holders can surrender for Special Exercise on or before Friday, July 14, 1995 (in the manner described below) all or any portion of the Warrants held as of June 30, 1995 (but in no event less than two Warrants). Registered Holders will have no right to withdraw Warrants surrendered for Special Exercise.

     Each Registered Holder who participates in the Special Exercise will be entitled to exercise a number of Warrants equal to the total number of Warrants surrendered for Special Exercise by such holder multiplied by the 1995 Exercise Fraction (as defined In Section 18 of the Agreement and described below). The 1995 Exercise Fraction (which will not be greater than one-half under any circumstances) will not be determined until July 31, 1995. The operation of the 1995 Exercise Fraction should be taken into account by Registered Holders in determining the number of Warrants for which Special Exercise is elected. Registered Holders will receive one share of Class A Common for each Warrant exercised.

     The "1995 Exercise Fraction" means a fraction, the denominator of which is approximately 31.8 million (the aggregate number of Warrants issued) and the numerator of which is approximately 15.9 million (one-half of such Warrants) minus the number of Warrants, if any, redeemed by the Company prior to July 31, 1995. To date, the Company has not redeemed any Warrants.

     If no redemptions occur prior to July 31, 1995, Registered Holders who properly surrender their Warrants for Special Exercise will be entitled to exercise one-half (i.e., 15.9/31.8) of the Warrants surrendered. Under this scenario, a Registered Holder of 10,000 Warrants on June 30, 1995, who timely surrendered all 10,000 Warrants for Special Exercise and who continued to hold all 10,000 Warrants through July 31, 1995 would be entitled to exercise 5,000 of such Warrants on July 31, 1995 and receive 5,000 shares of Class A Common in exchange therefor. The remaining 5,000 Warrants, which were not exercised, would be returned to the Registered Holder.

     If the Company redeems any portion of the Warrants prior to the Special Exercise date (July 31, 1995) through an "Optional Redemption" described in
Section 10 of the Agreement, the number of shares redeemed will affect the 1995 Exercise Fraction by reducing the numerator of the 1995 Exercise Fraction by that number and, therefore, reducing the entire fraction. Such a redemption would reduce the number of Warrants that can be exercised in the Special Exercise and, consequently, the number of shares of Class A Common to be delivered in the Special Exercise. For example, if the Company were to redeem 25 percent (or approximately 7.95 million) of the outstanding Warrants pursuant to an Optional Redemption prior to the Special Exercise date, the 1995 Exercise Fraction would be reduced to one-fourth (i.e., (15.9-7.95)/31.8). Under this Optional Redemption scenario, a Registered Holder of 10,000 Warrants would have had 2,500 Warrants redeemed (i.e., 25% of 10,000) and would have 7,500 Warrants remaining. If such Registered Holder subsequently elects to participate in the Special Exercise and surrenders his remaining 7,500
Warrants for Special Exercise, the Registered Holder would be entitled to exercise 1,875 of such Warrants on July 31, 1995 (i.e., one-fourth of 7,500) and receive 1,875 shares of Class A Common in exchange therefor. The remaining 5,625 Warrants, which were not exercised, would be returned to the Registered Holder.

     The scenarios described above are examples of actions that can be taken in accordance with the terms of the Agreement which would affect the operation of the Special Exercise. The Company may take other actions in accordance with the Agreement which affect the operation of the Special Exercise. Registered Holders are encouraged to review the terms of the Agreement, a copy of which is enclosed.

     In the event that the Company elects to make an Optional Redemption of all or any of the Warrants prior to the Special Exercise date, each Registered Holder will receive a notice specifying the number of Warrants to be redeemed, as well as other information regarding the redemption. Under the terms of the Agreement, Warrants called for Optional Redemption can no longer be exercised, including pursuant to the Special Exercise.

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

     To participate in the Special Exercise, you must be a Registerd Holder of Warrants for the period June 30, 1995 through July 31, 1995 and must surrender to the Warrant Agent on or before 5:00 p.m., New York City time, on Friday, July 14, 1995 certificate(s) representing the Warrants for which you are electing the Special Exercise. You must complete the section entitled "1995 Exercise Subscription Form" on the reverse side of the certificate(s) (the middle section) and deliver them to:

    If Delivered by Hand:              By Overnight Courier:            By Mail:
Harris Trust and Savings Bank      Harris Trust and Savings Bank   Harris Trust and Savings Bank
  c/o Harris Trust Company           c/o Harris Trust Company        c/o Harris Trust Company
        of New York                        of New York                     of New York
      Receive Window                      77 Water Street                Wall Street Station
 77 Water Street - 5th Floor                 4th Floor                    P.O. Box 1010
   New York, NY  10005                 New York, NY  10005          New York, NY  10268-1010

     If you elect to surrender for Special Exercise less than all Warrants represented by a certificate, specify such lesser number of Warrants in the space provided in the first line of the 1995 Exercise Subscription Form on the reverse side of the certificate. The number of shares of Class A Common you will receive will be the number of Warrants so specified multiplied by the 1995 Exercise Fraction. If the first line of the 1995 Exercise Subscription Form is left blank, the Registered Holder of such certificate will be deemed to have surrendered for Special Exercise all Warrants represented by the surrendered certificate. In the event that an Optional Redemption of Warrants by the Company prior to the Special Exercise date reduces the number of Warrants represented by a surrendered certificate, the Company will honor the specified number of Warrants surrendered for Special Exercise (whether all or a lesser number) up to the total number of remaining Warrants represented by the surrendered certificate.

    Following completion of the Special Exercise on July 31, 1995 (and not later than August 15, 1995), each Registered Holder who participates in the Special Exercise will receive from the Warrant Agent: (i) certificates representing the number of shares of Class A Common to be delivered pursuant to the Special Exercise, as described above, and (ii) certificates representing the Warrants which were not exercised. In the event that the Warrant certificates to be delivered would otherwise include a fraction of a Warrant, the Company may issue fractional Warrants or may, pursuant to Section 11 of the Agreement, instruct the Warrant Agent to pay to such Registered Holder an amount in cash equal to the fraction of the Warrant otherwise deliverable multiplied by $13.65 (the "Exchange Price" under the Agreement for the 1995 calendar year). In the event that the Class A Common certificates to be delivered would otherwise include a fraction of a share of Class A Common, the Company may issue fractional shares of Class A Common or may, pursuant to Section 11 of the Agreement, instruct the Warrant Agent to pay to such Registered Holder an amount in cash equal to the fraction of the share of Class A Common otherwise deliverable multiplied by $13.65.

     Please refer to the sections of the Agreement described herein for a more detailed explanation of these provisions. Any questions or requests for assistance may be directed to the Information Agent, Georgeson & Company Inc. at 800-223-2064. This letter and the enclosed copy of the Agreement shall serve as the notice of rights of the Registered Holders of Warrants as required by
Section 18 of the Agreement.

                                        HARRIS TRUST AND SAVINGS BANK,
                                        as Warrant Agent

                The Information Agent for the Special Exercise is:


                              GEORGESON & COMPANY INC.
                              ------------------------
                                 Wall Street Plaza
                               New York, New York 10005
                                (212) 509-6240 (collect)
                     Banks and Brokers call collect (212) 440-9800
                             Call Toll Free: 1-800-223-2064